SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 0-29672
|  |   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |X|   Form 10-Q    |  |   Form N-SAR

For the period ended: March 31, 2002

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Forecross Corporation 90 New Montgomery St. San Francisco, California 94105

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 could not be filed within the prescribed time period because the Registrant has experienced unanticipated delays in the collection and compilation of certain information required to be included in the Form 10-Q, and in the completion of the drafting of the Form 10-Q for filing. Such delays could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-Q will be filed as soon as practicable, but in no event later than the fifth calendar day following the prescribed due date.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Bernadette C. Castello	415	543-1515

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Total revenue for the three months ended March 31, 2002 was $103,000 as compared to $926,000 for the same period of 2001, a decrease of 89%. The reduction in revenue for the current period is attributable to increased project costs on the sole project the Company had during the period. Gross margin was ($299,000) and $553,000 for the three months ended March 31, 2002 and 2001, respectively.

      Operating expenses were $529,000 in the three months ended March 31, 2002 as Compared to $703,000 in the same period of 2001. Net interest expense was $29,000 for the three months ended March 31, 2002 as compared to $44,000 in the 2001 quarter, reflecting the reduced use of receivables financing.

      The overall net loss for the three months ended March 31, 2001 was $857,000 or $0.05 per share compared with a loss of $194,000 or $0.01 per share for the three months ended March 31, 2001 (based on the weighted average number of shares outstanding during the respective periods). Backlog was $1,175,000 at March 31, 2002, as compared to $993,000 at September 30, 2001 and $1,129,000 at March 31, 2001. Subsequent to the end of the current quarter two new clients signed contracts for an additional $1,147,000 of migration services.

FORECROSS CORPORATION
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2002	By:	/s/ Bernadette C. Castello Bernadette C. Castello Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).